SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 23, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index
SIGNATURES
EXHIBIT 1.1
EXHIBIT 4.1
EXHIBIT 4.2
EXHIBIT 5.1
EXHIBIT 8.1
EXHIBIT 8.2

This Form 6-K consists of (i) an Underwriting Agreement among UBS AG, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International plc, BNP Paribas and Goldman Sachs International, dated April 1, 2008, (ii) Instruments (English translation of an excerpt of the public deed of the notarial minutes of the sharheolders' meeting of UBS AG, Zurich and Basel, dated April 23, 2008, and resolution of the Board of Directors of UBS AG, Zurich and Basel, dated May 21, 2008) evidencing the tradable rights and new ordinary shares, (iii) an Opinion of Homburger AG, Swiss counsel to UBS AG and a Consent of Homburger AG, Swiss counsel to UBS AG dated May 23, 2008, (iv) an Opinion of Sullivan & Cromwell, LLP, special U.S. tax counsel to UBS AG and a Consent of Sullivan & Cromwell LLP, special U.S. tax counsel to UBS AG dated May 23, 2008 and (v) an Opinion of Homburger AG, special Swiss tax counsel to UBS AG and a Consent of Homburger AG, special Swiss tax counsel to UBS AG, dated May 23, 2008, all of which appear as exhibits hereto and are incorporated into this Form 6-K as if set forth in full herein. All of the Opinions, Consents and Instruments above are filed herewith as exhibits to the Registration Statement of UBS AG on Form F-3 filed on April 8, 2008 (File No. 333-150143).

Exhibit Index
1.1	Underwriting Agreement among UBS AG, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International plc, BNP Paribas and Goldman Sachs International, dated April 1, 2008.

4.1	English translation of an excerpt of the public deed of the notarial minutes of the shareholders’ meeting of UBS AG, Zurich and Basel, dated April 23, 2008.

4.2	Resolution of the Board of Directors of UBS AG, Zurich and Basel, dated May 21, 2008.

5.1	Opinion of Homburger AG, Swiss counsel to UBS AG, dated May 23, 2008.

8.1	Opinion of Sullivan & Cromwell, LLP, special U.S. tax counsel to UBS AG, dated May 23, 2008.

8.2	Opinion of Homburger AG, special Swiss tax counsel to UBS AG, dated May 23, 2008.

23.1	Consent of Homburger AG, Swiss counsel to UBS AG (included in Exhibit 5.1), dated May 23, 2008.

23.2	Consent of Sullivan & Cromwell, LLP, special U.S. tax counsel to UBS AG (included in Exhibit 8.1), dated May 23, 2008.

23.3	Consent of Homburger AG, special Swiss tax counsel to UBS AG (included in Exhibit 8.2), dated May 23, 2008.

INCORPORATION BY REFERENCE
     This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (Registration Number: 333-150143) of UBS AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: May 23, 2008